

March 6, 2025

Elmer Louis Werner, III
Reporting Person
CLS Holdings USA, Inc.
6900 E Camelback Road Ste 1020
Phoenix, AZ 85251

> **Re: CLS Holdings USA, Inc.**
> **Elmer Louis Werner, III**
> **Schedule 13D filed January 3, 2025 by Elmer Louis Werner, III**
> **File No. 005-89292**

Dear Elmer Louis Werner, III:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 3, 2025

General

1. We note that the event reported as requiring the filing of the Schedule 13D was October 28, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the October 28, 2024 event date, the Schedule 13D submitted on January 3, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. The cover page of the above-captioned Schedule 13D indicates that October 28, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

Item 5, page 1

3.   Refer to the disclosure provided under Item 5(c) of the above-captioned Schedule 13D that states "LEM Investments LLC sold 750,000 shares of Common Stock on October 28, 2024 at a price per share of $0.04." Item 5(c), however, requires the beneficial owner to "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

<u>Item 7, page 1</u>

4.   Multiple beneficial owners have reported their beneficial ownership on the above-captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at 202-551-3266.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions